United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                       SEC File No. 002-98997-NY
                                                             CUSIP No. 16936M106

                           NOTIFICATION OF LATE FILING

(Check One):    [ ] Form 10-K and Form 10-KSB; [ ] Form 20-F;
                [ ] Form 11-K; [X] Form 10-Q and Form 10-QSB; [ ] Form N-SAR

              For Period Ended:  September 30, 2004

              [ ] Transition report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                       China Cable and Communication, Inc.
     ----------------------------------------------------------------------
                             Full Name of Registrant

                         Nova International Films, Inc.
     ----------------------------------------------------------------------
                            Former Name if Applicable

                          No. 22 Bei Xin Cun Hou Street
                          Xiang Shan, Haidian District
                               Beijing 100093, PRC
     ----------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
  [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because the Registrant's management has been spending substantial time on other matters involving the Registrant, the Registrant's Quarterly Report on Form 10-QSB regarding the quarter ended September 30, 2004 could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Yau-Sing Tang             (852)               2591 1221
         -------------             -----               ---------
            (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X*] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*Except as described below, the Registrant does not anticipate any significant changes in results of operations from the corresponding period for the last fiscal year, other than those which may result solely from the consolidation of the Registrant's financial statements with those of its subsidiary.

Three months ended September 30, 2004 and 2003
----------------------------------------------

Other income (expenses), net

     Other income (expenses), net for the three months ended September 30, 2004 was $69,357, as compared to the zero balance for the same corresponding period in 2003. The significant change was primarily caused by the recovery of the amount due from a related company of $69,507, which was written off in the prior period.

Loss on extinguishment of debt

     For the three months ended September 30, 2004, the Company recorded a loss on extinguishment of debt of $95,904 which represents the accrued interest on the redemption money outstanding and payable by the Company to the preferred stockholders for the period from the date of serving the notice of redemption to September 30, 2004.

Nine months ended September 30, 2004 and 2003
---------------------------------------------

Merger costs

     For the nine months ended September 30, 2004, the Company reported no merger costs whereas for the corresponding period in 2003, the Company incurred merger costs of $3,770,416 as a result of the reverse merger taken place in 2003.

Other income, net

     Other income, net for the nine months ended September 30, 2004 was $8,156, as compared to the negative balance of $121 for the same corresponding period in 2003. The significant change was primarily caused by the recovery of the amount due from a related company of $69,507 which was written off in the prior period and offset by increase in other expenses of $61,472.

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Loss on extinguishment of debt.

     For the nine months ended September 30, 2004, the Company recorded a loss on extinguishment of debt of $1,270,087. This represented the premium recognized on the Preferred Stock requested by its holders to be redeemed by the Company and the accrued interest on redemption money outstanding and payable to preferred stockholders.

Deemed dividends

     For the nine months ended September 30, 2004, the Company recorded deemed dividends of $60,289 on its redeemable convertible preferred stock. Because the preferred stock was issued by the Company on September 24, 2003, there were no deemed dividends for the corresponding period in 2003.


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                       CHINA CABLE AND COMMUNICATION, INC.
                       -----------------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2004                        By:  /s/ Yau-Sing Tang
                                                ----------------------
                                                Name: Yau-Sing Tang
                                                Title: Chief Financial Officer





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